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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                      INTEGRATED LIVING COMMUNITIES, INC.
                           (NAME OF SUBJECT COMPANY)

                      INTEGRATED LIVING COMMUNITIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    45813N10
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                            GERALYN A. KIDERA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                      INTEGRATED LIVING COMMUNITIES, INC.
                          24850 OLD 41 ROAD, SUITE 10
                         BONITA SPRINGS, FLORIDA 34135
                                 (941) 947-7200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                           KATHLEEN F. CAIRNEY, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Integrated Living Communities, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 24850 Old 41 Road, Suite 10, Bonita Springs, Florida, 34135. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") by SLC Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Whitehall Street Real Estate Limited Partnership VII, a Delaware limited partnership ("Whitehall"), to purchase all outstanding shares of Common Stock at a price per share of $11.50, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 29, 1997, among the Company, Whitehall and Offeror (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Offeror will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

     As set forth in the Tender Offer Statement on Schedule 14D-1 of the Offeror enclosed herewith, the address of the principal executive offices of the Offeror and Whitehall is 85 Broad Street, New York, New York 10004.

ITEM 3.  IDENTITY AND BACKGROUND.

     (A) Name and Business Address of Person Filing This Statement.

     The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (B) (1) Arrangements with Executive Officers, Directors or Affiliates of the Company.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers and directors, together with certain employee benefit plans of the Company available to them, are described in Items 11 and 13 of Part III of the Amendment to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed on Form 10-K/A on April 29, 1997 (the "Form 10-K/A"). A copy of the Form 10-K/A is filed as Exhibit 1 hereto and is incorporated herein by reference.

     At a meeting of the Board of Directors on May 16, 1997, the provisions of the Supplemental Deferred Compensation Plan (the "SERP") described in the Form 10-K/A were amended to eliminate the entitlements of the participants thereto to an amount generally equal to three times the participant's annual compensation upon a change in control of the Company (as defined in the SERP). At this meeting, the Board of Directors of the Company reduced from one year to six months the period following termination of employment during which the three executive officers with employment contracts (and who are the sole participants in the SERP) would be subject to the covenant not to be employed or have certain relationships with entities directly competitive with the Company or any of its subsidiaries. At its May 28, 1997 meeting, the Board of Directors of the Company authorized the award of options to purchase 7,500 shares of Common Stock at $8.00 per share to each of the four non-management directors effective immediately prior to the acceptance for payment of shares of Common Stock in the Offer (in lieu of the same number of options which

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would have been granted automatically to such persons at the fair market value of the shares at the time of grant pursuant to existing plans had the Company held its annual meeting of stockholders).

     (B) (2) Arrangements with Whitehall, Offeror and their Respective Executive Officers, Directors or Affiliates.

     The Company has entered into the Merger Agreement and the Short-Form Merger Option Agreement with Whitehall and the Offeror.

  The Merger Agreement

     The Offer is being made pursuant to the Merger Agreement.

     The following is a summary of certain provisions of the Merger Agreement:

     The Merger Agreement further provides that, subject to the relevant provisions of the Delaware General Corporation Law ("Delaware Law"), as soon as practicable following the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Offeror will be merged with and into the Company and a certificate of merger with respect to the Merger will be filed in accordance with Delaware Law. The Merger will be effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware (the "Effective Time"). In the Merger, each outstanding share of Common Stock will be converted into the right to receive the price per share of Common Stock paid in the Offer in cash, without any interest thereon (other than shares as to which appraisal rights are asserted or shares held by Whitehall, the Company or any of their respective Subsidiaries (as defined in the Merger Agreement)).

     The Merger Agreement contains representations and warranties of the parties which are customary in transactions of this type relating to, among other things, capitalization, accuracy of SEC filings and financial statements, absence of undisclosed liabilities, environmental matters, no material adverse changes, no material litigation, real estate matters, relationships with Integrated Health Services, Inc., the holder of approximately 37% of the outstanding shares of Common Stock ("IHS"), and taxes.

     The obligations of the parties to effect the Merger are subject to the satisfaction or waiver, where permissible, of the following conditions: (i) the Merger Agreement and the Merger shall have been adopted by the stockholders of the Company by the requisite vote in accordance with Delaware Law, if such approval is required by applicable law; (ii) no applicable domestic law or regulation and no judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction shall have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and (iii) all governmental consents, authorizations, orders, approvals, filings and registrations required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made, except for filings to be made in connection with the Merger or after the Effective Time and except as would not make the Merger illegal or have a Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement), as the case may be.

     The Company has agreed in the Merger Agreement to take all action necessary to convene a meeting of its stockholders as promptly as practicable after the purchase of shares of Common Stock in the Offer to consider and take action upon the Merger and the Merger Agreement, if such stockholder approval is required by applicable law to effect the Merger. The Company also has agreed that its Board of Directors will recommend that stockholders of the Company approve the Merger and the Merger Agreement and to otherwise use its best efforts to obtain the necessary approval by the Company's stockholders to effect the Merger.

     The Merger Agreement provides that, prior to the Effective Time, the Company will obtain the consent of each holder of an option under the Company's 1996 Stock Incentive Plan and 1996 Stock Option Plan to the cancellation of such holder's option in exchange for an amount equal to the

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excess, if any, of the price per share of Common Stock paid in the Offer over the exercise price of such option, multiplied by the number of shares of Common Stock subject to such option. The Merger Agreement also provides that the Company shall not issue any shares of Common Stock other than pursuant to the exercise of currently outstanding options.

     The Merger Agreement further provides that, following the Effective Time, Whitehall and its Subsidiaries will provide employee benefit plans which will provide benefits to the employees of the Company which are no less favorable than those provided by Whitehall and its affiliates to similarly situated employees employed in substantially similar businesses to that engaged by the Company and no less commercially favorable than those generally provided to similarly situated employees in the industry. After the Effective Time, Whitehall and the Offeror will honor certain employment agreements, the Company's Employee Retention Plan and all Employee Plans and Benefit Arrangements (each as defined in the Merger Agreement), subject to certain limitations. The Merger Agreement also contains provisions relating to the application of Whitehall's employee benefit plans to the Company's employees and the payment for unused vacation time for employees terminated following the purchase of shares of Common Stock in the Offer. Furthermore, Whitehall and the Offeror have agreed to indemnify the present and former officers of the Company and its Subsidiaries from and after the Effective Time for matters occurring at or prior to the Effective Time and to maintain in effect the rights to indemnification currently provided in the Company's certificate of incorporation and by-laws to the present and former directors, officers, employees and agents of the Company. Whitehall also has agreed to provide for not less than six years from the Effective Time directors' and officers' liability insurance no less favorable than that provided by the Company as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, to the extent available at annual premiums during such period not in excess of 150% of the per annum rate of the aggregate annual premium currently paid by the Company for such insurance on the date of the Merger Agreement.

     Under the Merger Agreement, the Company and its subsidiaries have agreed to conduct their business only in the ordinary course, consistent with past practice, and to use their best efforts to maintain their business organizations, relationships with third parties and the services of their present officers and key employees. The Company and its Subsidiaries have also agreed to certain restrictions on their ability to (i) propose amendments to or amend their certificates of incorporation or by-laws; (ii) enter into certain material business combinations or asset acquisitions; (iii) encumber their properties, assets or stock; (iv) issue, sell, split, combine, reclassify or acquire shares of their capital stock or other securities; (v) declare or pay dividends or distributions on the Common Stock; (vi) enter into, amend or terminate any material agreement; (vii) incur debt or make loans; (viii) change employee benefit and compensation arrangements; (ix) change their accounting policies or procedures; (x) make payments to IHS, its officers, directors or affiliates; (xi) fail to maintain their insurance policies; (xii) make expenditures or enter into contracts; (xiii) agree to do any of the foregoing; and (xiv) take actions that would make any representation or warranty of the Company under the Merger Agreement materially inaccurate or delay the consummation of the Offer or the Merger. The Company is expressly permitted to take commercially reasonable action after consultation with Whitehall with respect to certain acquisition and development projects of the Company.

     The Company also has agreed that neither the Company nor any of its Subsidiaries, nor any of their officers, directors, employees or agents shall solicit or initiate any offers, proposals or indications of interest by or, except as required by applicable law as advised by the Company's counsel, enter into any negotiations with, or disclose any nonpublic information to, or afford any access to its properties, books and records to, any person concerning any merger, sale of assets, sale of shares of capital stock or similar transactions involving the Company or its Subsidiaries (a "Company Acquisition Proposal"). The Company has agreed to promptly communicate to Whitehall the terms of any proposal which it may receive in respect of any such transaction.

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     The Merger Agreement provides that the Board of Directors of the Surviving
Corporation shall be comprised of the directors and officers of the Offeror and that the Surviving Corporation will adopt the certificate of incorporation and by-laws of the Offeror.

     The Merger Agreement also provides that the Offeror, upon purchase of shares of Common Stock pursuant to the Offer, shall be entitled to designate such number of directors, rounded up to the next whole number, to serve on the Board of Directors of the Company as will give the Offeror representation on the Board equal to the product of (i) the total number of directors on the Board and
(ii) the percentage that the number of shares of Common Stock purchased by the Offeror bears to the total number of shares of Common Stock outstanding, and that the Company shall, upon request by the Offeror, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable the Offeror's designees to be elected to the Board.

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval by the stockholders of the Company or Whitehall, (i) by mutual written consent of the Company and Whitehall, (ii) by the Company, or Whitehall if the Offer has not been consummated on or before the earlier of (A) the forty-sixth business day after the public announcement of the execution of the Merger Agreement and (B) August 15, 1997 (unless such party's breach causes the failure to consummate the Merger by such date), (iii) by the Company or Whitehall if there is any applicable domestic law, rule or regulation that makes consummation of the Merger illegal or if any final and nonappealable judgment, order or decree of a court or governmental agency or authority of competent jurisdiction restrains or prohibits consummation of the Merger, (iv) by the Company or Whitehall if any required approval of the Merger Agreement by stockholders of the Company is not obtained because of the failure to obtain the requisite vote, (v) by the Company or Whitehall if (A) there has been a breach by the other party of any representation or warranty contained in the Merger Agreement which has a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (B) a material breach of any covenant which is not cured within 30 days of notice of such breach, (vi) by the Company or Whitehall if the Company shall have received a Company Acquisition Proposal and the Board of Directors makes a good faith determination that such Company Acquisition Proposal is a more attractive financial alternative that provides greater immediate value for the Company's stockholders than the Offer and the Merger, (vii) by the Company if the Offer has not been timely commenced (except as a result of certain actions or omissions of the Company) if the right of termination is exercised prior to commencement of the Offer, (viii) by Whitehall if the Board of Directors fails to recommend, withdraws or materially amends or modifies its recommendation or approval of the Offer, or has resolved to do any of the foregoing, or (ix) by Whitehall or the Company if, as a result of the failure of a condition to the Offer, the Offer has terminated or expired (unless such party's breach results in the failure of such condition) without the Offeror having purchased any shares of Common Stock in the Offer.

     The Merger Agreement provides that if it is terminated (i) under the provisions described in clauses (vi) or (viii) of the immediately preceding paragraph or (ii) under the provisions described in clause (ix) of the immediately preceding paragraph and, at such time, (A) at least a majority of the outstanding shares of Common Stock on a fully diluted basis have not been validly tendered and not withdrawn and (B) a Company Acquisition Proposal existed, then, as promptly as practicable thereafter the Company will pay to Whitehall up to $3,000,000 in fees and expenses related to the transaction.

     Short Form Merger Option Agreement. Whitehall and the Offeror entered into a Short Form Merger Option Agreement, dated as of May 29, 1997 (the "Option Agreement"), with the Company pursuant to which, among other things, the Company has irrevocably granted to Offeror an option to purchase up to the number of shares of Common Stock (the "Optioned Shares") which, when added to the number of shares purchased by the Offeror pursuant to the Offer represents at least 90% of the outstanding shares of Common Stock, after giving effect to the issuance of the Optioned

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Shares, for a consideration per share equal to (i) $.01 per Optioned Share in cash and (ii) a promissory note of Whitehall in the principal amount of the price per share paid in the Offer less $.01. The option is exercisable only after the Offeror has accepted for payment at least a majority of the outstanding shares of Common Stock, on a fully diluted basis without regard to this option, pursuant to the Offer. Consequently, the Option Agreement should have no impact on the ability of third parties to pursue an acquisition of the Company. The purpose of the Option is to expedite the purchase of shares of Common Stock pursuant to the Offer and to facilitate prompt consummation of the Merger if the Offer is successful. Pursuant to the Option Agreement, Whitehall and Offeror have agreed to consummate the Merger as promptly as practicable following the purchase of the Optioned Shares in accordance with the short form merger provisions of Section 253 of Delaware Law. A copy of the Option Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     Voting and Tender Agreement. Whitehall and the Offeror have entered into a Voting and Tender Agreement, dated as of May 29, 1997 (the "Voting and Tender Agreement"), with IHS, the holder of approximately 37% of the outstanding shares of Common Stock, pursuant to which, among other things, IHS has agreed to tender its shares of Common Stock to Offeror pursuant to the terms of the Offer and to vote such shares in favor of the Merger and the Merger Agreement and against any other business combination and certain other actions during the time the Voting and Tender Agreement and the Merger Agreement are in effect. A copy of the Voting and Tender Agreement is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of the Offeror and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interests of, stockholders of the Company, and recommends that stockholders accept the Offer and tender their shares of Common Stock to the Offeror pursuant to the Offer.

     (b) Background of the Offer

     The Company was formed in November 1995 as a wholly-owned subsidiary of Integrated Health Services, Inc. ("IHS") to operate assisted living and other senior housing facilities. As a result of its initial public offering in October 1996, the Company became publicly-owned (with IHS retaining an approximately 37% ownership interest) and the shares of Common Stock began trading on the NASDAQ National Market on October 3, 1996.

     On February 12, 1997, the Company received a letter from a publicly-traded company expressing interest in a possible acquisition of the Company in a merger transaction in which each share of Common Stock would be exchanged for shares of this public company having a value of $8.00. The letter, which was not solicited by the management or Board of Directors of the Company, stated that any transaction would be subject to numerous contingencies, including completion of a due diligence review of the Company.

     On February 19, 1997, the Board of Directors of the Company met and reviewed the letter of February 12. The Board determined that its financial advisor, Smith Barney Inc. ("Smith Barney"), assist the Company in evaluating the terms of the possible acquisition transaction.

     On February 20, 1997, the Company received a letter from a third party indicating interest in acquiring the Company at a price per share of Common Stock of $8.00 in cash. This letter also was not solicited by the Board of Directors or management of the Company and stated that any possible transaction was subject to numerous contingencies, including completion of a due diligence review of the Company.

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     Following receipt of this second letter, the Board of Directors concluded that the terms of these letters did not contain an acceptable basis for entering into negotiations with either party. However, the Board of Directors directed Smith Barney to begin a process in which indications of interest would be solicited from third parties regarding the possible acquisition of the Company with the objective of determining whether a transaction in the best interests of the Company's stockholders could be achieved. Thereafter, Smith Barney contacted various parties regarding their interest in exploring a possible transaction with the Company. Each interested party was given the opportunity to examine certain non-public information regarding the Company following the execution of a standard form of confidentiality agreement, which included certain limitations on the ability of parties to pursue transactions involving the Company without the Company's consent. As part of this process, representatives of Whitehall or Senior Lifestyle Corporation ("SLC"), which had formed an affiliation with Whitehall in 1996 to acquire and develop assisted living and other facilities, were contacted and Whitehall executed a confidentiality agreement and received the same non-public information regarding the Company provided to other interested parties.

     From mid-March, 1997, each interested party was asked to confirm its interest in continuing to explore a possible transaction and to indicate, on a preliminary and non-binding basis, the price per share of Common Stock it was considering in connection with a possible transaction. A number of the parties, including Whitehall, provided indications of interest at prices ranging from $8.25 to $11.00 per share. The Board of Directors reviewed the status of the exploration of a possible transaction at a meeting in mid-March. Each of the parties was then provided access to the Company's management to discuss the Company's business and prospects and given access to additional non-public information.

     On April 1, 1997, a letter was sent on behalf of the Company to each of the interested parties inviting them to formulate firm offers for the acquisition of the Company and establishing April 16, 1997 as the date for the presentation of offers to the Company. A draft acquisition agreement was provided to these parties and they were requested to submit comments on the draft as part of their offers.

     On April 16, 1997, each of the interested parties, including Whitehall, submitted proposals for the acquisition of the Company. The Board of Directors of the Company met on April 23, 1997 to review the proposals. As of the date of the Board meeting, the proposals ranged in value to be paid to holders of shares of Common Stock from $9.50 per share to $11.25 per share. Each of the proposals were subject to numerous contingencies, including a further due diligence review of the Company. After consulting with its financial and legal advisors, the Board of Directors concluded that all of the proposals were too conditional and, therefore, it decided to continue to explore the possibility of a transaction with all parties other than the party which had submitted the lowest offer, with the objective of obtaining offers with limited contingencies and at the highest price per share of Common Stock possible. In light of the uncertainty regarding the receipt of acceptable proposals, the Board of Directors did not reach any decision to sell the Company at this time.

     On April 23, 1997, each of the remaining parties, including Whitehall, was advised of the Board's decision to continue the exploration of a possible transaction and invited to continue its participation in the process. Following additional due diligence and negotiation of acquisition agreements with each of the parties that chose to continue to participate in the process, the Company received formal proposals from these parties in late May.

     The Board of Directors of the Company met on May 28, 1997 in order to consider the proposals which had been submitted. At this meeting, counsel reviewed the non-financial terms of the proposals and representatives of Smith Barney reviewed the financial terms of the proposals. During this meeting, the Board requested that Smith Barney contact each of the offerors, including Whitehall, in order to confirm that the price submitted was the highest price that party was willing to pay and advise each party that this was its last opportunity to improve the terms of its proposal before the Board of Directors made a decision on which, if any, proposal to accept. After these

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discussions with each of the offerors, the Board then considered the revisions to the proposals made by the offerors and the relative merits of the proposals. Smith Barney then delivered the oral opinion referred to in Item 4(c) and reviewed with the Board the financial analyses performed by Smith Barney in connection with its opinion. After discussion, the Board of Directors unanimously approved the Merger Agreement, determined that the Offer and the Merger are fair to, and in the best interests of, stockholders of the Company, and recommended that stockholders accept the Offer and tender their shares of Common Stock to the Offeror pursuant to the Offer.

     Following the conclusion of the meeting of the Board of Directors, the Merger Agreement, the Option Agreement, and the Voting and Tender Agreement were finalized. On May 30, 1997, the Company issued a press release announcing the execution of the Merger Agreement.

     (c) Reasons for the Transaction; Factors Considered by the Board

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that stockholders of the Company tender their shares of Common Stock pursuant to the Offer, the Board of Directors considered a number of factors, including:

          1. the financial and other terms and conditions of the Offer and the Merger Agreement;

          2. that the terms of the Merger Agreement represent the highest price per share of Common Stock proposed to the Company at any time during the auction process and the least conditional proposal of any definitive proposal submitted to the Company at the end of a process in which the Company solicited acquisition proposals from numerous parties, provided confidential information to various parties in order to facilitate the formulation of acquisition proposals, and afforded each participant every opportunity to submit its best proposal prior to the acceptance of any proposal by the Company's Board of Directors, and, therefore, that the completion of this auction process provides reasonable assurance that the Offer and the Merger represent the most advantageous proposal and the highest immediate value for holders of shares of Common Stock. (Another proposal to acquire the Company at $11.50 per share of Common Stock in cash by means of a tender offer and merger was received by the Company's Board of Directors; however, this proposal was subject to a condition relating to the receipt of financing pursuant to equity and senior debt commitments and was viewed by the Company's Board of Directors as (i) somewhat less certain of consummation than the Offer and Merger, which are not subject to any financing contingency, and (ii) less likely to be consummated as promptly as the Offer);

          3. the oral opinion of Smith Barney rendered to the Board of Directors at the May 28, 1997 meeting (which opinion was subsequently confirmed by delivery of a written opinion dated May 29, 1997, the date of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $11.50 per share cash consideration to be received by holders of shares of Common Stock (other than Whitehall and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion dated May 29, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Exhibit 6 and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock (other than Whitehall and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of Common Stock are urged to read such opinion carefully in its entirety.

          4. the historical market prices of, and recent trading activity in, the shares of Common Stock, particularly the fact that the Offer and the Merger will enable the stockholders of the

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

     Company to realize a premium of approximately 21% over $9 1/2, the closing price of the shares of Common Stock on May 27, 1997, the last trading day prior to the Board's approval of the Merger Agreement; and a premium of approximately 84% over $6 1/4, the closing price of the shares of Common Stock on February 12, 1997, the date the Company was first made aware of the possible interest of a third party in considering an acquisition of the Company;

          5. the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith, including the ongoing need for debt and equity financing for the Company's acquisition and development programs;

          6. the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to, engage in negotiations and, subject to payment of a termination fee and expenses to Whitehall and the Offeror, enter into a transaction with another party;

          7. the likelihood that the Merger would be consummated, including the conditions to the Offer, and the commitment of the Offeror to accept shares of Common Stock for payment pursuant to the Offer as soon as the conditions to the Offer are satisfied and as soon as legally permissible under the federal securities laws, which is currently expected to be twenty business days after commencement of the Offer; and

          8. the fact that IHS, the holder of approximately 37% of the outstanding shares of Common Stock, was prepared to tender its shares of Common Stock in the Offer and enter into the Voting and Tender Agreement.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Smith Barney to act as its exclusive financial advisor in connection with certain possible transactions, including a sale of the Company. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney a fee of $400,000, which fee became payable upon delivery of the opinion referred to in Item 4, and, upon consummation of any transaction, including the Offer and Merger, a transaction fee (against which the foregoing $400,000 fee will be credited), based upon a percentage of the total transaction value. (For purposes of calculating the transaction fee, transaction value includes all consideration paid to the Company's stockholders, all liabilities, including debt, guarantees and leases, and amounts payable under consulting and similar agreements.) If the Offer and the Merger are consummated at the price of $11.50 per share of Common Stock, the fee payable to Smith Barney is expected to be approximately $1.7 million. The Company has also agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to the Company and its affiliates (including IHS) unrelated to the Offer and the Merger, for which services Smith Barney has received compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) There have been no transactions in the shares of Common Stock during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company (other than the future grant of options to purchase an aggregate of 30,000 shares of Common Stock to the four non-management directors authorized on May 28, 1997 as described in Item 3(B)(1)).

     (b) To the best of the Company's knowledge, each of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any shares of Common Stock beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not currently engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   Form 10-K/A of the Company filed on April 29, 1997

     Exhibit 2 Agreement and Plan of Merger dated as of May 29, 1997 among Whitehall, the Offeror and the Company*

     Exhibit 3   Short Form Merger Option Agreement*

     Exhibit 4   Form of Letter to Stockholders of the Company dated June 5,
                 1997

     Exhibit 5   Form of Press Release issued by the Company on May 30, 1997*

     Exhibit 6   Opinion of Smith Barney Inc. dated May 29, 1997

---------------

  *Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ EDWARD J. KOMP
                                          Name:  Edward J. Komp
                                          Title:   President and Chief Executive
                                                   Officer

Dated: June 5, 1997

                                                                         ANNEX I

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about June 5, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Integrated Living Communities, Inc. (the "Company") with respect to the tender offer by SLC Acquisition Corp. ("Offeror") to the holders of record of the common stock of the Company, par value $.01 per share ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that the Offeror, upon purchase of Shares pursuant to the Offer, shall be entitled to designate such number of directors (the "Offeror Designees"), rounded up to the next whole number, to serve on the Board as will give the Offeror representation on the Board equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares purchased by the Offeror bears to the total number of Shares outstanding, and that the Company shall, upon request by the Offeror, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable the Offeror Designees to be elected to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Offer to Purchase commenced on June 5, 1997 and is scheduled to expire at 12:00 midnight, New York City time, on July 2, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement concerning the Offeror and Whitehall Street Real Estate Limited Partnership VII ("Whitehall") has been furnished to the Company by Whitehall and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     At the close of business on May 29, 1997, there were 6,697,900 shares of Common Stock of the Company issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     The Offeror has informed the Company that it currently intends to choose the Offeror Designees from among the individuals listed below. It is expected that the Offeror Designees may assume office at any time following the purchase by the Offeror of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than July 2, 1997, and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board. None of the executive officers and directors of Whitehall or the Offeror currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Whitehall and the Offeror, none of Whitehall's or the Offeror's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. Whitehall and the Offeror have informed the Company that each of the Offeror Designees is currently a director of the Offeror, and has consented to act as a director of the Company if appointed or elected. Unless otherwise indicated, the business address of each of the Offeror Designees listed below is 85 Broad Street, New York, New York 10004.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                               MATERIAL POSITIONS HELD DURING THE PAST FIVE
                NAME AND AGE                                       YEARS
---------------------------------------------  ---------------------------------------------
Daniel M. Neidich (47)                         Daniel M. Neidich is the co-head of the Real
                                               Estate Principal Investment Area at Goldman,
                                               Sachs & Co. and Chairman of the Whitehall
                                               Investment Committee. He has been a Managing
                                               Director at Goldman, Sachs & Co. since
                                               November 1996. Mr. Neidich was a general
                                               partner of Goldman, Sachs & Co. from prior to
                                               1992 until November 1996.

David T. Hamamoto (37)                         David T. Hamamoto is the co-head of the Real
                                               Estate Principal Investment Area at Goldman,
                                               Sachs & Co. He has been a Managing Director
                                               at Goldman, Sachs & Co. since November 1996.
                                               Mr. Hamamoto was a general partner of
                                               Goldman, Sachs & Co. from November 1994 until
                                               November 1996. Mr. Hamamoto was a Vice
                                               President of Goldman, Sachs & Co. from prior
                                               to 1992 until November 1996.

Stuart Rothenberg (34)                         Stuart M. Rothenberg has been a Managing
                                               Director at Goldman, Sachs & Co. since
                                               November 1996. Mr. Rothenberg was a Vice
                                               President in the Real Estate Principal
                                               Investment Area at Goldman, Sachs & Co. from
                                               prior to 1992 until November 1996.

Ralph F. Rosenberg (32)                        Ralph F. Rosenberg has been a Vice President
                                               in the Real Estate Principal Investment Area
                                               at Goldman, Sachs & Co. since June 1994. Mr.
                                               Rosenberg was an Associate at Goldman, Sachs
                                               & Co. from prior to 1992 until June 1994.

Elizabeth A. O'Brien (32)                      Elizabeth A. O'Brien is a Vice President in
                                               the Real Estate Principal Investment Area at
                                               Goldman, Sachs & Co. She has been a Vice
                                               President at Goldman, Sachs & Co. since June
                                               1995. Ms. O'Brien was an Associate at
                                               Goldman, Sachs & Co. from September 1993
                                               until June 1995. From prior to 1992 until
                                               1993, Ms. O'Brien was an associate of Latham
                                               & Watkins, at 885 Third Ave., New York, New
                                               York.

David M. Weil (33)                             David M. Weil is a Vice President in the Real
                                               Estate Principal Investment Area at Goldman,
                                               Sachs & Co. He has been a Vice President at
                                               Goldman, Sachs & Co. since June 1994. Mr.
                                               Weil was an Associate at Goldman, Sachs & Co.
                                               from October 1993 until June 1994. From prior
                                               to 1992 until 1993, Mr. Weil was an associate
                                               at Ivins Phillips & Barker, at 1700
                                               Pennsylvania Avenue, N.W., Washington, D.C.

DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY

     Certain information regarding (i) the current directors and executive officers of the Company, (ii) the security ownership of certain beneficial owners and management of the Company, (iii) certain relationships and transactions with the Company and (iv) compliance with Section 16(a) of the Exchange Act is described in Part III of the Amendment to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed on Form 10-K/A on April 29, 1997 (the "Form 10-K/A"). The Form 10-K/A is filed as
Exhibit 1 to the Schedule 14D-9 and is incorporated herein by reference.

BOARD MEETINGS AND COMMITTEES

     The Board held four meetings during 1996. All of the directors attended more than 75% of the meetings of the Board and committees on which they serve, except Luis Bared. Mr. Bared resigned from the Board in December 1996.

     The members of the Audit Committee and the Compensation Committee are Charles A. Laverty and Lisa K. Merritt. The Audit Committee reviews the adequacy of the Company's internal control systems and financial reporting procedures, reviews the general scope of the annual audit, reviews and monitors the performance of non-audit services by the Company's independent auditors and reviews interested transactions between the Company and any of its affiliates. The Compensation Committee administers the Company's Stock Incentive Plan and makes recommendations to the Board concerning compensation for the Company's officers and employees. The members of the Acquisition and Development Committee are Robert N. Elkins, M.D., Edward J. Komp and Ms. Merritt. The Acquisition and Development Committee reviews and approves the Company's acquisition and development proposals up to $25,000,000 per transaction, and proposed financing arrangements up to $50,000,000 per vehicle. During 1996, the Audit Committee held one meeting, the Compensation Committee held two meetings and the Acquisition and Development Committee held one meeting.

                                        3